Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF MITTAL STEEL

COMPANY N.V. AS OF JUNE 30, 2006, FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND FOR THE

YEAR ENDED DECEMBER 31, 2005

The following unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined income statements (“Unaudited Pro Forma Condensed Combined Financial Information”) of Mittal Steel Company N.V. (“Mittal Steel” or the “Company”) gives effect to the following transactions as if they occurred on January 1, 2005 for the pro forma condensed combined statements of income and as if they occurred on June 30, 2006 for the pro forma condensed combined balance sheet:

•	acquisition by Mittal Steel of 100% of the common shares of the International Steel Group, Inc. (“ISG”);

•

acquisition by Mittal Steel of common shares and OCEANEs (“Convertible bonds”) of Arcelor (“Arcelor”) representing 94.2% of Arcelor’s share capital (on a fully diluted basis) (the “Arcelor Acquisition”); and

•	acquisition by Arcelor of the remaining outstanding minority interests in Arcelor Brasil S.A. (“Arcelor Brasil”), a subsidiary of Arcelor.

On April 15, 2005, Mittal Steel acquired all of the issued and outstanding ISG common shares in exchange for approximately $2.1 billion in cash and 60,891,883 Mittal Steel class A common shares. The acquisition of ISG has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of acquisition. As Mittal Steel has consolidated ISG from April 15, 2005, pro forma adjustments for this acquisition are only included for the income statement for the year ended December 31, 2005.

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel has increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s Convertible bonds, which were exchanged for a combination of 679,416,608 Mittal Steel class A common shares and approximately €8.0 billion ($10.2 billion) in cash. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of acquisition. The Arcelor historical consolidated financial statements have been translated from euros into U.S. dollars using an average exchange rate for the income statement for the year ended December 31, 2005 of €1 to $1.2454, an average exchange rate for the income statement for the six-months ended June 30, 2006 of €1 to $1.2296 and the closing exchange rate of €1 to $1.2710 for the balance sheet as of June 30, 2006. Mittal Steel has agreed to sell the Dofasco shares acquired by Arcelor during 2006 to ThyssenKrupp for consideration of 68 Canadian dollars per share. However, despite Mittal Steel’s best efforts, it appeared unlikely that the independent foundation that was formed by Arcelor to hold 89% of Dofasco’s shares would be dissolved. Therefore, it appeared unlikely that Dofasco could be sold. The impact of Dofasco is thus included in the Arcelor figures presented.

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the CVM ruling, Mittal Steel is required to offer to the shareholders of Arcelor Brasil the same value indirectly paid for the Arcelor Brasil shares held by Arcelor when Mittal Steel acquired control of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the amended request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share shall be €12.12 (the “Reference Value”), for a total value of approximately €2.6 billion (approximately $3.4 billion). Under the terms of the offer as reflected in Mittal Steel’s amended request for registration, Arcelor Brasil shareholders tendering their shares will receive consideration in one of two forms, at the option of the holder. The two forms are cash or a mixture of cash (for 30.4% of the Reference Value) and Mittal Steel class A common shares (for 69.6% of the Reference Value). The Unaudited Pro Forma Condensed Combined Financial Information assumes that Mittal Steel will acquire 100% of the outstanding minority interests pursuant to the mixed consideration option that has been offered to minority shareholders, and that the value offered per Arcelor Brasil share will be as described above.

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be:

•	€4.57 in cash and 0.3942 Mittal Steel class A common shares,

•	plus an amount of cash in respect of dividends that a holder of that fraction of a Mittal Steel class A common share would have received since August 1, 2006,

•	less an amount of cash in respect of dividends and other distributions on capital that a holder of one Arcelor Brasil share would have received since that date,

•	plus interest on the cash portion of the consideration during the period starting from that date.

Mittal Steel estimates that, based on the CVM’s requirements set forth in its letter and assuming all eligible holders of Arcelor Brasil shares accepted the mixed consideration option, the total consideration paid would be approximately €974 million (approximately $1.26 billion) in cash and approximately 84,038,864 Mittal Steel class A common shares.

The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision, and has not adjusted its Unaudited Pro Forma Condensed Combined Financial Information based on the CVM’s interpretation.

The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had these acquisitions been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. The pro forma adjustments are based upon available information and certain

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF MITTAL STEEL

COMPANY N.V. AS OF JUNE 30, 2006, FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND FOR THE

YEAR ENDED DECEMBER 31, 2005

assumptions that Mittal Steel believes to be reasonable. These adjustments could materially change as the allocation of the purchase price for Arcelor has not been finalized. Accordingly, there can be no assurance that the final allocation of purchase price will not differ from the preliminary allocation reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the notes thereto as well as the historical consolidated financial statements of Mittal Steel, Arcelor, and ISG as of and for each of the periods presented.

The Unaudited Pro Forma Condensed Combined Financial Information was prepared utilizing the historical information of Mittal Steel and Arcelor in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Mittal Steel and Arcelor prepared and published audited consolidated financial statements as of and for the year ended December 31, 2005 in accordance with IFRS. Conversely, while Mittal Steel also prepared and published such financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), Arcelor was not required to prepare audited consolidated financial statements in accordance with U.S. GAAP or in accordance with IFRS with reconciliation to U.S. GAAP by balance sheet and income statement caption. The historical information presented for ISG has been prepared in accordance with IFRS. The historical information presented for ISG does not materially differ from that prepared in accordance with U.S. GAAP. Mittal Steel has not filed or otherwise made available to the public historical ISG financial statements prepared in accordance with IFRS.

The unaudited condensed consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005 of Mittal Steel, included in Mittal Steel’s Annual Report on Form 20-F, dated March 20, 2006, for the fiscal year ended December 31, 2005 were prepared in accordance with U.S. GAAP. The unaudited condensed consolidated balance sheet and income statement as of and for the six months ended June 30, 2006 and the audited consolidated income statement for the year ended December 31, 2005 of Mittal Steel used as the basis of preparation for the Unaudited Pro Forma Condensed Combined Financial Information were prepared in accordance with IFRS. Mittal Steel has not filed with the United States Securities and Exchange Commission Mittal Steel financial statements prepared in accordance with IFRS. To assist in understanding the Unaudited Pro Forma Condensed Combined Financial Information, a quantitative and qualitative reconciliation from IFRS of the Unaudited Pro Forma Condensed Combined shareholders’ equity as of June 30, 2006 and Unaudited Pro Forma Condensed Combined net income for the six months ended June 30, 2006 and year ended December 31, 2005, to U.S. GAAP, is included in Note 10 hereto.

MITTAL STEEL

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2006

(in millions of U.S. Dollars)	Mittal Steel Historical	Arcelor Historical	Pro Forma Adjustments				Pro Forma Combined Mittal Steel and Arcelor
			Acquisition of Arcelor		Acquisition of Minority Interests of Arcelor Brasil
	(Note 2a)	(Note 2b)	(Note 3)		(Note 4)
Current assets
Cash and cash equivalents, restricted cash and short-term investments	$3,189	$4,265	$(1,669	)a	$(1,022	)a	$4,763
Trade accounts receivable	2,895	6,327	—		—		9,222
Inventories	5,849	11,039	1,100	b	—		17,988
Prepaid expenses and other current assets	1,010	2,980	—		—		3,990

Total current assets	12,943	24,611	(569)		(1,022)		35,963

Goodwill and intangible assets, net	1,751	2,214	7,436	b	—		11,401
Property, plant and equipment, net	18,888	21,932	12,300	b	—		53,120
Investments	1,170	2,895	—		—		4,065
Other assets	276	1,120	—		—		1,396
Deferred tax assets, net	479	1,920	—		—		2,399

Total assets	$35,507	$54,692	$19,167		$(1,022)		$108,344

Current liabilities
Payable to banks and current portion of long-term debt	$169	$3,490	$2,750	a	$—		$6,409
Trade accounts payable	2,617	7,191	—		—		9,808
Accrued expenses and other liabilities	2,956	4,742	—		—		7,698

Total current liabilities	5,742	15,423	2,750		—		23,915

Long-term debt, net of current portion	8,089	9,533	6,078	a,b	—		23,700
Deferred employee benefits	1,195	3,857	—		—		5,052
Deferred tax liabilities	2,305	1,532	4,000	b	—		7,837
Other long-term obligations	1,335	1,502	800	b	—		3,637

Total liabilities	18,666	31,847	13,628		—		64,141

Equity attributable to parent	14,546	19,526	3,714	c	2,210	a,b	39,996
Minority interests	2,295	3,319	1,825	b,c	(3,232	)b	4,207

Total equity	16,841	22,845	5,539		(1,022)		44,203

Total liabilities and equity	$35,507	$54,692	$19,167		$(1,022)		$108,344

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

MITTAL STEEL

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the Six Months Ended June 30, 2006

(in millions of U.S. Dollars, except per share data)	Mittal Steel Historical	Arcelor Historical	Pro Forma Adjustments				Pro Forma Combined Mittal Steel and Arcelor
			Acquisition of Arcelor		Acquisition of Minority Interests of Arcelor Brasil
	(Note 2c)	(Note 2d)	(Note 5)		(Note 6)
Sales	$17,660	$24,383	$—		$—		$42,043
Cost of goods sold and selling, general, and administrative expenses (Note 9)	14,650	20,949	—		—		35,599
Depreciation and amortization	699	917	30a		—		1,646

Operating income	2,311	2,517	(30)		—		4,798

Other income - net	1	(224)	224	b	—		1
Income from equity method investments	38	213	—		—		251
Gain on sale of assets	—	—	—		—		—
Interest and other financing costs, net	(196)	(557)	(190	)c	—		(943)

Income before income taxes	2,154	1,949	4		—		4,107

Income tax expense	(456)	70	(1	)d	—		(387)

Net income (including minority interest)	$1,698	$2,019	$3		$—		$3,720

Attributable to:
Minority interests	$(192)	$(307)	$190	e	$94a		$(215)
Equity holders of parent	1,506	1,712	193		94		3,505

Earnings-per-share:
Basic	$2.14						$2.44
Diluted	2.13						2.43

Weighted average shares outstanding:
Basic	704		679	f	5	5b	1,438
Diluted	706		679	f	5	5b	1,440

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

MITTAL STEEL

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the Year Ended December 31, 2005

	MittalSteel Historical	ISG Historical (January 1 to April 15, 2005)	Pro Forma Adjustments for Acquisition of ISG		Pro Forma Combined Mittal Steel	Arcelor Historical	Pro Forma Adjustments			Pro Forma Combined Mittal Steel and Arcelor
(in millions of U.S. Dollars, except per share data)							Acquisition of Arcelor		Acquisition of Minority Interests of Arcelor Brasil
	(Note 2e)	(Note 2f)	(Note 7)			(Note 2g)	(Note 5)		(Note 6)
Sales	$28,132	$3,128	$—		$31,260	$40,613	$—		$—	$71,873
Cost of goods sold and selling, general, and administrative expenses (Note 9)	22,303	2,775	(127	)b,c,d,e	24,951	33,588	—		—	58,539
Depreciation and amortization	1,101	54	19 a		1,174	1,575	60a		—	2,809

Operating income	4,728	299	108		5,135	5,450	(60)		—	10,525

Other income – net	344	—	(130	)f	214	—	—		—	214
Income from equity method investments	86	—	—		86	395	—		—	481
Gain on sale of assets	—	9	—		9	—	—		—	9
Interest and other financing costs, net	(353)	(18)	(17	)g,h	(388)	(317)	(381	)c	—	(1,086)

Income before income taxes	4,805	290	(39)		5,056	5,528	(441)		—	10,143

Income tax expense	(881)	(116)	(35	)i	(1,032)	(201)	110d		—	(1,123)

Net income (including minority interest)	$3,924	$174	$(74)		$4,024	$5,327	$(331)		$—	$9,020

Attributable to:
Minority interests	$(494)	$—	$—		$(494)	$(538)	$248e		$232a	$(552)
Equity holders of parent	3,430	174	(74)		3,530	4,789	(83)		232	8,468

Earnings-per-share:
Basic	$4.99				$5.01					$5.89
Diluted	4.98				5.00					5.88

Weighted average shares outstanding:
Basic	687		17 j		704		679 f		55 b	1,438
Diluted	689		17 j		706		679 f		55 b	1,440

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 - Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Income Statement for the six months ended June 30, 2006 reflects adjustments as if the acquisitions of ISG and Arcelor, each accounted for using the purchase method of accounting, and the acquisition of the outstanding minority interest in Arcelor Brasil had each occurred on January 1, 2005. Likewise, the Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005 reflects adjustments as if the acquisitions of ISG and Arcelor, each accounted for using the purchase method, and the acquisition of the outstanding minority interest in Arcelor Brasil had each occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the acquisition of Arcelor, accounted for using the purchase method of accounting, and the acquisition of the outstanding minority interest in Arcelor Brasil had each occurred as of June 30, 2006.

The Unaudited Pro Forma Condensed Combined Financial Information is not necessarily indicative of the historical results that would have occurred had the transactions taken place as of the dates indicated. Likewise, the pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had the entities filed consolidated income tax returns during the periods presented. In addition, they do not reflect cost savings or other synergies resulting from the acquisitions that may be realized in future periods.

Intercompany sales between the entities included in the Unaudited Pro Forma Condensed Combined Financial Information are not material and have been excluded from the Unaudited Pro Forma Condensed Combined Information.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis of assumptions described in these notes. Mittal Steel has not completed its purchase price allocation for its acquisition of Arcelor, and the actual allocation may materially differ from the preliminary allocation. The receipt of the final valuation and the impact of ongoing integration activities could cause material differences between actual and pro forma results in the information presented. For the purposes of the Unaudited Pro Forma Condensed Combined Financial Information, the excess of purchase price over the preliminary fair value of the net assets acquired has been allocated to goodwill. As Mittal Steel completes the purchase price allocation for Arcelor, the excess may be allocated to other identified intangible assets including patents, customer related intangibles, and favorable and unfavorable contracts.

Note 2 - Historical Financial Statements

Represents the historical financial statements of Mittal Steel, Arcelor, and ISG in accordance with IFRS.

a)	Represents the historical unaudited condensed consolidated balance sheet of Mittal Steel as of June 30, 2006.

b)	Represents the historical unaudited condensed consolidated balance sheet of Arcelor as of June 30, 2006.

c)	Represents the historical unaudited condensed consolidated income statement of Mittal Steel for the six months ended June 30, 2006.

d)	Represents the historical unaudited condensed consolidated income statement of Arcelor for the six months ended June 30, 2006.

e)	Represents the historical condensed consolidated income statement of Mittal Steel for the year ended December 31, 2005.

f)	Represents the historical condensed consolidated income statement of ISG for the period of January 1, 2005 through April 15, 2005.

g)	Represents the historical condensed consolidated income statement of Arcelor for the year ended December 31, 2005.

Note 3 - Acquisition of Arcelor (Balance Sheet)

Mittal Steel, through a series of transactions, acquired 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s Convertible bonds. Aggregate consideration consisted of cash paid by Mittal Steel of approximately €8.0 billion

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(approximately $10.2 billion) and approximately 679 million Mittal Steel class A shares, valued at $34.20 per share for IFRS accounting purposes, the weighted average closing price on August 1, 2006 and September 4, 2006 (the dates of the issuance of Mittal Steel shares as consideration).

The purchase price for the Arcelor acquisition is determined as follows:

Amount (in millions)
Value of Mittal Steel shares issued	$23,240
Cash paid to security holders	10,247
Bankers’ fees and other transaction costs	310

Total purchase price	$33,797

The following table presents the preliminary amounts assigned to the net assets acquired based on their estimated fair values at the date of acquisition, including $12.8 billion of assumed debt and capital lease obligations:

Preliminary Purchase Price Allocation (in millions)
Assets:
Current assets	$25,532
Property, plant and equipment	34,232
Other non-current assets	15,585

Liabilities:
Current liabilities	(11,933)
Debt and capital lease obligations	(12,784)
Other long-term liabilities	(6,159)
Deferred income taxes	(5,532)
Minority interest	(5,144)

Net assets acquired	$33,797

a)	The Arcelor acquisition was financed with proceeds from agreements entered into on January 30, 2006 (subsequently amended) and May 23, 2006 with certain financial institutions for credit facilities totaling €7.8 billion (approximately $10.0 billion). Further, on September 7, 2006 and September 11, 2006, Mittal Steel signed a revolving credit facility of €1.0 billion (approximately $1.3 billion) to assist with the further acquisition of shares. $9,067 million was utilized towards the cash settlement of the purchase consideration of the Arcelor acquisition. The cash proceeds from the Arcelor acquisition are reduced for estimated transaction costs of $310 million and a $179 million break fee, paid by Arcelor upon the termination of the transaction between Arcelor and Severstal. The financing of the cash paid is the following:

Amount (in millions)
Short-term debt incurred	$2,750
Long-term debt incurred	6,317
Cash from balance sheet paid	1,669

Total financing	$10,736

b)	Reflects the estimated adjustment to the historical net assets of Arcelor resulting from the estimated allocation of the purchase price over the historical net assets of Arcelor. Based on the preliminary purchase price allocation, as of June 30, 2006, the differences between the book values and fair values of net assets acquired are the following:

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Amount (in millions)
Inventories	$1,100
Property, plant and equipment	12,300
Convertible bonds	(240)
Other liabilities	800
Deferred taxes	4,000
Minority interests	700

Approximately $6.4 billion has been allocated to goodwill. As Mittal Steel completes the purchase price allocation, this excess may be allocated to other identified tangible or intangible assets, including patents, customer related intangibles, and favorable and unfavorable contracts, which could be depreciable or amortizable. If this amount had been allocated to assets with estimated useful lives of 10-25 years, amortization expense would increase by approximately $640 million to $256 million per annum, before income taxes.

c)	Represents the net effect of the issuance of approximately 679 million Mittal Steel class A common shares as part of the purchase price consideration, the net effect of the pro forma adjustments and the elimination of the historical parent equity of Arcelor.

Amount (in millions)
Estimated value of Mittal Steel shares issued	$23,240
Historical book value of 94.2% Arcelor net assets acquired as of June 30, 2006	(18,401)

Pro forma effect on shareholders’ equity	4,839
Adjustment to minority interests	(1,125)

Total pro forma effect on equity attributable to equity holders of parent	$3,714

Note 4 - Acquisition of the Minority Interest in Arcelor Brasil (Balance Sheet)

On September 25, 2006, the CVM, the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. According to the CVM’s ruling, Mittal Steel is required to offer to the shareholders of Arcelor Brasil the same value indirectly paid for the Arcelor Brasil shares held by Arcelor when Mittal Steel acquired control of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share shall be €12.12, for a total value of approximately €2.6 billion (approximately $3.4 billion). Under the terms of the offer as reflected in Mittal Steel’s amended request for registration, Arcelor Brasil shareholders tendering their shares will receive consideration in one of two forms, at the option of the holder. The two forms are cash or a mixture of cash (for 30.4% of the Reference Value) and Mittal Steel class A common shares (for 69.6% of the Reference Value). Under the terms of the offer as reflected in Mittal Steel’s amended request for registration, the reference price of class A common shares of Mittal Steel to be used for determining the number of shares to be delivered pursuant to the share portion of the Reference Value shall be no less than €34.08 ($42.80), the closing price of a Mittal Steel class A common share on the New York Stock Exchange on October 24, 2006 translated into euros. The Unaudited Pro Forma Condensed Combined Financial Information assumes that the value offered per Arcelor Brasil share will be as described above and that the reference price of class A common shares of Mittal Steel to be used for determining the number of shares to be delivered pursuant to the share portion of the Reference Value will be €34.08. The Unaudited Pro Forma Condensed Combined Financial Information also assumes that Mittal Steel will acquire 100% of the outstanding minority interests pursuant to the mixed consideration option that has been offered to minority shareholders, which would result in approximately 55 million Mittal Steel class A common shares to be issued in connection with this acquisition.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

For the allocation of the total purchase price it is assumed that the excess of the purchase price over the historical book value of the net assets of the Arcelor Brasil minority interest acquired as of June 30, 2006 is recorded directly to equity. The actual amount recorded may materially differ from the assumptions used after valuations and other procedures are completed.

In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the acquisition, transaction costs to be allocated or incurred, and other changes, which occur prior to completion of the acquisition, could cause material differences between actual and pro forma results in the information presented.

a)	The estimated total purchase price for the acquisition is as follows:

Amount (in millions)
Estimated value of Mittal Steel shares issued	$2,339
Estimated cash paid to security holders	1,022

Total purchase price	$3,361

b)	Represents the estimated excess of the proposed purchase price over the book value of the Arcelor Brasil minority interest. This excess is recorded as a direct reduction to shareholders’ equity.

		Amount (in millions)
Total purchase price		$3,361
Less: historical book value of minority interest acquired	2,666
Less: purchase accounting adjustments allocated to minority interests of Arcelor Brasil, arising from Arcelor purchase	566	3,232

Equity adjustment resulting from the excess of purchase price over book value		$129

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be:

•	€4.57 in cash and 0.3942 Mittal Steel class A common shares,

•	plus an amount of cash in respect of dividends that a holder of that fraction of a Mittal Steel class A common share would have received since August 1, 2006,

•	less an amount of cash in respect of dividends and other distributions on capital that a holder of one Arcelor Brasil share would have received since that date,

•	plus interest on the cash portion of the consideration during the period starting from that date.

Mittal Steel estimates that, based on the CVM’s requirements set forth in its letter and assuming all eligible holders of Arcelor Brasil shares accepted the mixed consideration option, the total consideration paid would be approximately €974 million (approximately $1.26 billion) in cash and approximately 84,038,864 Mittal Steel class A common shares.

The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision, and feels that the terms of the original offer continue to be appropriate. Therefore, the consideration per the CVM’s interpretation was not included in the pro forma adjustments.

Note 5 - Acquisition of Arcelor (Income Statement)

Mittal Steel acquired control of Arcelor on August 1, 2006. See Note 3 for a description of the transaction.

a)	Reflects the amortization of unfavorable and favorable contracts recognized in connection with the acquisition of Arcelor. Annual expected amortization is $60 per year, based on preliminary estimates.

Mittal Steel is being assisted by an independent appraisal firm in valuing the tangible fixed assets acquired from Arcelor, and assessing the remaining useful lives of these assets. Based on the preliminary estimates, Mittal Steel has allocated $12.3 billion to property, plant and equipment. Mittal Steel has also assessed the remaining useful lives of these assets and concluded that the assets acquired have a longer average remaining useful life than previously estimated by Arcelor. As a result of these two offsetting changes, Mittal Steel does not expect the acquisition to have a significant impact on depreciation expense.

b)	Represents the elimination of $224 million of costs directly incurred by Arcelor related to the acquisition that were expensed during the six-months ended June 30, 2006. The costs are primarily composed of legal and other professional non-recurring fees. Assuming the acquisition took place January 1, 2005, these costs would not have been expensed during the periods presented.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

c)	Represents the incremental interest expense related to the borrowings (see Note 3a above). Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 4.2% or approximately $381 million per annum. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by approximately $45 million per annum, before tax.

d)	Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.

e)	Represents the reallocation of income attributable to the shares of Arcelor not owned by Mittal Steel to minority interests, as a result of the acquisition.

f)	Represents the number of Mittal Steel shares issued for the acquisition of Arcelor.

Note 6 - Acquisition of the Minority Interests of Arcelor Brasil

Mittal Steel has proposed to acquire the outstanding minority interest of Arcelor Brasil. See Note 4 for a description of the proposed transaction.

a)	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent, as a result of the acquisition of the minority interest.

b)	Represents the number of Mittal Steel class A common shares issued for the acquisition of Arcelor Brasil.

Note 7 - Pro Forma Adjustments for Acquisition of ISG (Income Statement)

In connection with the acquisition of ISG, former ISG shareholders received in the aggregate approximately $2.1 billion in cash and 60,891,883 Mittal Steel class A common shares valued at $28 per share, the published price of such shares on the New York Stock Exchange on the close of April 15, 2005, for a total of approximately $3.8 billion ($3.2 billion net of cash acquired). The total purchase price is summarized in the table below.

Final Purchase Price Allocation
(in millions)
Cash paid to ISG shareholders	$2,072
Bankers’ fees and other transaction costs	56
Cash acquired	(600)

Cash paid, net	1,528

Value of Mittal Steel shares issued	1,705

Total purchase price, net of cash acquired	$3,233

The acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at the date of the acquisition at their respective fair values.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table presents the amounts recorded for the net assets, as a result of the acquisition:

Final Purchase Price Allocation
(in millions)
Assets:
Current assets	$3,024
Property, plant and equipment	4,012
Other non-current assets	495

Liabilities:
Current liabilities	1,590
Debt and capital lease obligations	844
Other long-term liabilities	1,613
Deferred income taxes	104

Net assets acquired	$3,380

The final purchase price allocation, which was recorded in the historical IFRS financial statements for the six-months ended June 30, 2006, has been allocated based on the fair value of assets acquired and liabilities assumed, resulting in the recognition of $147 million of negative goodwill. Intangible assets consist of $4 million assigned to patents and $499 million assigned to favorable and unfavorable supply and sales contracts that are being amortized over the terms of the associated contracts ranging from one to six years.

The following items represent the adjustments resulting from the final purchase price allocation:

a)	Reflects the increase in depreciation expense of $19 million resulting from the increase of property, plant and equipment depreciated on a straight-line basis over an average period of 22 years. This increase in depreciation was partially offset by the change in average useful lives to those used by Mittal Steel. Prior to the acquisition, the average useful lives of property, plant and equipment at ISG was ten years.

b)	Represents the net decrease in other post-employment healthcare expense of $2 million resulting primarily from the elimination of previously unrecognized prior service cost as of the acquisition date.

c)	Represents amortization of unfavorable and favorable contracts. The Mittal Steel audited consolidated financial statements for the year ended December 31, 2005 reflected $139 million of income related to the net amortization of these intangibles. The following pro forma adjustments have been made for the net amortization for the year ended December 31, 2005. These adjustments are based on the following assumptions:

•

The amortization will follow the same pattern as the actual amortization reflected in the Mittal Steel audited consolidated financial statements for the period from April 15, 2005 to December 31, 2005.

•

The contracts which are now reflected in the purchase price allocation as being favorable or unfavorable, have been designated as such as of January 1, 2005. This assumption ignores the impact of the cyclicality of the steel industry during 2004 and 2005 and its impact on the valuation of such contracts.

For the year ended December 31, 2005, incremental pro forma adjustment is a $57 million decrease in expenses since $139 million is reflected in the Mittal Steel audited consolidated financial statements for the year ended December 31, 2005.

d)	Represents the elimination of $23 million of expenses attributable to the increase in the ISG stock option expense and the acceleration of vesting resulting from the acquisition and previously recognized by ISG during the period. The ISG stock options were cancelled at the date of the acquisition.

e)	Represents the elimination of $45 million of costs directly attributable to the acquisition that were charged to results during the period. The costs are primarily comprised of legal and other professional fees paid to complete the transaction and severance payments made to former ISG executives as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005 these costs would not have been expensed in 2005.

f)	Represents the negative goodwill adjustment totaling $130 million, which is the difference between the $277 million recorded in the preliminary purchase price allocation (reflected in ISG’s historical financial statements for the year ended December 31, 2005) and the $147 million recorded in the final purchase price allocation.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

g)	Represents the incremental interest expense of $20 million resulting from the $1.7 billion of additional borrowings incurred to complete the acquisition. Interest is calculated based on a six-month LIBOR rate plus 60 basis points and a facility maintenance fee. Mittal Steel has assumed an interest rate of 3.941% for the year ended December 31, 2005.

h)	Represents the elimination of $3 million of expenses related to the write-off of remaining deferred debt fees on the previous ISG credit facility that was terminated as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005 these costs would not have been expensed in 2005.

i)	Assumes a blended statutory tax rate of 39%.

j)	Represents the number of Mittal Steel shares issued for the acquisition of ISG.

Note 8 - Other Information

Described below are various events which occurred subsequent to the acquisition and which have not been considered in the pro forma adjustments described above:

a)	Following the Arcelor acquisition, Mittal Steel adopted a dividend policy to distribute 25% of its annual net income. Had this policy been in effect as of January 1, 2005, the pro forma dividend per share of Mittal Steel and Arcelor combined would have been $0.65 and $1.57 for the six-months ended June 30, 2006 and the year ended December 31, 2005, respectively, on a basic and diluted basis.

b)	On December 6, 2006, Mittal Steel signed an €17 billion credit facility, which will be used to refinance existing facilities of Mittal Steel and Arcelor. The facility consists of two tranches: a € 12 billion (approximately $15 billion) term loan amortized over a five-year period and a €5 billion (approximately $6 billion) revolving credit facility with a maturity of five years. The facility pays 0.375% above LIBOR. No adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Financial Information for this facility, as the entering into of this facility was not directly attributable to the acquisition.

c)	In 2006, Arcelor acquired Dofasco, a Canadian steel company, for a total consideration of approximately 5.5 billion Canadian dollars (approximately $5.1 billion, or 71 Canadian dollars per share). Dofasco has been consolidated in the accounts of Arcelor as of February 20, 2006. Mittal Steel had agreed to sell the Dofasco shares acquired by Arcelor to ThyssenKrupp AG for consideration of 68 Canadian dollars per share. However, despite Mittal Steel’s best efforts, it appeared unlikely that the independent foundation that was formed by Arcelor to hold 89% of Dofasco’s shares could be dissolved. Therefore, it appeared unlikely that Dofasco could be sold. Under a consent decree entered into with the DOJ, if Mittal Steel was unable to sell Dofasco, Mittal Steel must sell either its Sparrows Point plant in Maryland or its Weirton, West Virginia plant. The choice of which plant would be sold was to be made by the DOJ at its sole discretion.

On February 20, 2007 the DOJ informed Mittal Steel that it had selected the Sparrows Point plant for divestiture under the consent decree. The selection of Sparrows Point by the DOJ ended the period during which Mittal Steel must hold Dofasco separate from its operations.

The Company will assess the DOJ’s selection and consider its options. Therefore, the potential sale of the Sparrows Point plant was not included in the pro forma adjustments.

Note 9 – Income Statement Presentation

Arcelor has historically prepared its income statement by “nature.” Given the size of the acquisition, Mittal Steel currently has not been able to prepare historical Arcelor income statements by “function”, but will present the income statement by “function” in the future.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Provided below is the total of cost of goods sold and selling, general and administrative expenses of Mittal Steel and ISG, classified by function, for the periods presented:

	Mittal Steel		ISG
	For the six- months ended June 30, 2006	For the Year Ended December 31, 2005	January 1 to April 15, 2005
	(in millions)
Cost of goods sold, excluding depreciation	$14,167	$21,241	$2,616
Selling, general, and administrative expenses	483	1,062	159

Total expenses	$14,650	$22,303	$2,775

Provided below is the total of costs of goods sold and selling, general and administrative expenses of Arcelor, classified by nature, for the periods presented:

	Arcelor
	For the six- months ended June 30, 2006	For the Year Ended December 31, 2005
	(in millions)
Other operating income	$(481)	$(880)
Own work capitalized	(162)	(438)
Cost of raw materials and merchandise	12,051	19,914
Other external expenses	4,883	8,420
Staff costs	3,455	6,101
Other operating expenses	1,203	471

Total expenses	$20,949	$33,588

Note 10 - Significant Differences between IFRS and U.S. GAAP

The Unaudited Pro Forma Condensed Combined Financial Information was prepared in accordance with IFRS, which, as applied by Mittal Steel, differs, in certain significant respects from U.S. GAAP.

Under Mittal Steel’s accounting policies, there are no differences between IFRS as adopted by the E.U. and IFRS.

The effects of the application of U.S. GAAP to pro forma consolidated net income for the six-months and year ended June 30, 2006 and December 31, 2005, respectively, as reported under IFRS, are set out in the table below:

in USD million	For the Six Months Ended June 30, 2006	For the Year Ended December 31, 2005
Pro forma net profit (Group share), as reported under IFRS	$3,505	$8,468

U.S. GAAP adjustments:
(a) Business combinations	247	304
(b) Pensions and other postretirement benefits	21	(232)
(c) Other	23	20
(d) Deferred income tax effect on adjustments	16	62
(e) Effect of minority interests on adjustments	(35)	(101)

Total U.S. GAAP adjustments	272	53

Pro forma net income, as determined under U.S. GAAP	$3,777	$8,521

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The effects of the application of U.S. GAAP to pro forma consolidated shareholders' equity as of June 30, 2006, as reported under IFRS, is set out in the table below:

in USD million	June 30, 2006
Pro forma consolidated shareholders' equity, as reported under IFRS	$44,203
Less: minority interests, as reported under IFRS	(4,207)

Pro forma consolidated shareholders' equity excluding minority interests, as reported under IFRS	39,996

U.S. GAAP adjustments:
(a) Business combinations	(5,589)
(b) Pensions and other postretirement benefits	(1,349)
(c) Other	(1)
(d) Deferred income tax effect on adjustments	1,350
(e) Effect of minority interests on adjustments	640

Total U.S. GAAP adjustments	(4,949)

Pro forma shareholders’ equity under U.S. GAAP	$35,047

(a) Business combinations

Negative goodwill

Under the guidance of IFRS 3, “Business Combinations”, any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is recognized immediately as income.

Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards (“FAS”) 141, “Business Combinations”, any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is allocated on a pro rata basis to reduce the amount allocated to non-current, non-monetary assets until such assets are reduced to zero. Any remaining excess is recognized immediately as an extraordinary gain.

This adjustment decreased U.S. GAAP equity by approximately $3.2 billion, before tax, as of June 30, 2006 and increased U.S. GAAP net income by approximately $145 million and $396 million, before tax, for the six-months ended June 30, 2006 and the year ended December 31, 2005, respectively.

Measurement date of securities issued

Under IFRS, the guidance of IFRS 3 requires Mittal Steel’s securities issued as consideration to be recorded at their fair value as of the date of exchange – the date on which Mittal Steel obtains control over the acquiree’s net assets and operations.

Under U.S. GAAP, the purchase price may differ since, in accordance with Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, the measurement date for the fair value of Mittal Steel’s shares is when the proposed transaction is announced and sufficient shares have been tendered to make the offer binding or when the acquiree agrees to the purchase price.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

This adjustment decreased U.S. GAAP equity by approximately $2.1 billion, before tax, as of June 30, 2006 and decreased U.S. GAAP net income by approximately $217 million, before tax, for the year ended December 31, 2005.

Minority interests at acquisition

Under IFRS, when Mittal Steel acquires less than 100% of a subsidiary, the minority interests are stated on Mittal Steel’s balance sheet at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed.

Under U.S. GAAP, the minority interests are valued at their historical book value. Fair values are only assigned to Mittal Steel’s share of the net assets acquired.

This adjustment decreased U.S. GAAP equity by approximately $322 million, before tax, as of June 30, 2006 and increased U.S. GAAP net income by approximately $21 million and $85 million, before tax, for the six-months ended June 30, 2006 and the year ended December 31, 2005, respectively.

Restructuring provisions

Under IFRS, Mittal Steel may recognize restructuring provisions as part of the acquired liabilities only if Mittal Steel has an existing liability at the acquisition date for a restructuring plan recognized in accordance with International Accounting Standards (“IAS”) 37, “Provisions, contingent liabilities, and contingent assets”.

Under U.S. GAAP, EITF 95-3, “Recognition of Liabilities in Connection with a Business Combination”, requires Mittal Steel to recognize a restructuring liability at the acquisition date if specific criteria are met. Mittal Steel must have a plan to exit an activity as of the acquisition date, and communication of such a plan should have occurred.

This adjustment increased U.S. GAAP net income by approximately $81 million and $40 million, before tax, for the six-months ended June 30, 2006 and the year ended December 31, 2005.

(b) Pensions and other postretirement benefits

Prior service costs

Under IFRS, in accordance with IAS 19, “Employee Benefits”, where pension benefits have already vested, the past service costs are recognized immediately. Under U.S. GAAP, in accordance with FAS 87, “Employers’ Accounting for Pensions”, prior service costs are amortized over the remaining working lives for both vested and unvested rights.

Minimum pension liability

Under IFRS, the recognition of a minimum pension liability is not required. Under U.S. GAAP, FAS 87 requires the Company to record an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets.

(c) Other

The Other adjustments are primarily for the following:

Hyperinflationary economies

Under IFRS, entities that have the currency of a hyperinflationary economy as the functional currency use that currency for measurement of transactions. U.S. GAAP generally does not permit inflation adjusted financial statements. The use of the reporting currency as the functional currency is generally required.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Inventory valuation

Under IFRS, inventory is measured on the basis of first in – first out (FIFO). Under U.S. GAAP, Mittal Steel measures certain inventory on the basis of last in – last out (LIFO).

Changes in discount rates for asset retirement obligations

Under IFRS, the discount rate applied is adjusted at each reporting period, with a corresponding adjustment to the cost of the property, plant and equipment asset and to the liability. Under U.S. GAAP, the original discount rate is not adjusted.

(d) Deferred income tax effect on adjustments

This adjustment reflects the deferred tax effects attributable to the aforementioned adjustments.

(e) Effect of minority interests on adjustments

This adjustment reflects that portion of the aforementioned adjustments attributable to the outside minority interests of subsidiaries for those adjustments that impact subsidiaries with minority interests.

(g) Reclassifications

The major reclassifications, adjusting the IFRS presentation to conform to U.S. GAAP, are as follows:

Presentation of deferred taxes

Under IFRS, deferred tax assets and liabilities are classified as non-current on the balance sheet.

Under U.S. GAAP, deferred tax assets and liabilities are either classified as current or non-current, based on the classification of the related non-tax asset or liability for financial reporting. Tax assets not associated with an underlying asset or liability are classified based on the expected reversal period.

Classification of accreted interest

Under IFRS the interest component of discounted obligations is presented as part of interest. Under U.S. GAAP the interest component of discounted obligations is presented as part of cost of sales.

(h) U.S. GAAP Earnings per Share

Under U.S. GAAP, the pro forma basic earnings per share are calculated by dividing the net profit by the weighted average number of shares outstanding during the period.

Amounts in millions (except earnings per share)	For the six- months ended June 30, 2006	For the year ended December 31, 2005
Pro forma net profit under U.S. GAAP	$3,777	$8,521
Weighted average number of shares used in the calculation of basic earnings per share	1,438	1,438

Pro forma basic earnings per share under U.S. GAAP	$2.63	$5.93

Under U.S. GAAP, the pro forma diluted earnings per share are calculated by taking the financial instruments giving access to the capital of Mittal Steel, whether they are issued by Mittal Steel itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments.

MITTAL STEEL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

	For the six-months ended June 30,	For the year ended December 31,
Amounts in millions (except earnings per share)	2006	2005
Pro forma net profit under U.S. GAAP	$3,777	$8,521
Weighted average number of shares issue, used for the calculation of diluted earnings per share	1,440	1,440

Pro forma diluted earnings per share (in USD) under U.S. GAAP	$2.62	$5.92